Exhibit 3.1E

ARTICLES OF AMENDMENT
OF
TANGER FACTORY OUTLET CENTERS, INC.

The undersigned corporation hereby submits these Articles of Amendment for the purpose of amending its Amended and Restated Articles of Incorporation.

1 .           The name of the corporation is Tanger Factory Outlet Centers, Inc.

1 .           The following amendments to the Amended and Restated Articles of Incorporation of the corporation were adopted by its shareholders in the manner prescribed by law at the corporation’s annual meeting on May 18, 2007 as adjourned and reconvened to May 25, 2007 and May 30, 2007:

Paragraphs “A” and “D” of  Article II of the Corporation’s Amended and Restated Articles of Incorporation shall be amended to read as follows:

“A.   The number of shares that the corporation is authorized to issue is 216 million shares, divided into  classes, as follows: 150 million Common Shares with a par value of $0.01 per share (the “Common Shares”); 25 million Excess Shares with a par value of $0.01 per share (the “Excess Shares”); one million Preferred Shares with a par value of $0.01 per share (the “Class A Preferred Shares”); eight million Class B Preferred Shares with a par value of $0.01 per share (the “Class B Preferred Shares”); eight million Class C Preferred Shares with a par value of $0.01 per share  (the “Class C Preferred Shares”); eight million Class D Preferred Shares with a par value of $0.01 per share  (the “Class D Preferred Shares”); four million Class E Preferred Shares with a par value of $0.01 per share  (the “Class E Preferred Shares”); four million Class F Preferred Shares with a par value of $0.01 per share  (the “Class F Preferred Shares”); four million Class G Preferred Shares with a par value of $0.01 per share  (the “Class G Preferred Shares”); and four million Class H Preferred Shares with a par value of $0.01 per share  (the “Class H Preferred Shares”)  The preferences, limitations and relative rights of each class of shares are as forth in succeeding paragraphs of this Article II.

D.  The Class B Preferred Shares shall have the preferences, limitations and relative rights set forth in Paragraph I of this Article II.  Class C Preferred Shares shall have the preferences, limitations and relative rights set forth in Paragraph J of this Article II.  Prior to the issuance the shares of any other class of Preferred Shares, the Board of Directors of the corporation shall determine, in whole or in part, the preferences, limitations and relative rights of the shares in that class subject to the following limitations: (1) the shares of any such other class of preferred shares may rank on a parity with or junior to Class C Preferred Shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up but may not have rights or preferences with respect to distributions or to dissolution that are prior or superior to the Class C Preferred Shares and (2) the preferences, limitations and relative rights of such other class of preferred shares shall not otherwise alter or abolish a preferential right of the Class B Preferred Shares or of the Class C Preferred Shares.”

This the 13th day of June, 2007

Tanger Factory Outlet Centers, Inc.

BY: /s/ Stanley K. Tanger
Stanley K. Tanger, Chairman of the Board and Chief Executive Officer